SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                                 AMENDMENT NO. 1

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)




                               Kaneb Services LLC
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   4841731098
            -------------------------------------------------------
                                 (CUSIP Number)



                               Jeffrey S. Lambert
                       Strome Investment Management L.P.
                         100 Wilshire Blvd., 15th Floor
                             Santa Monica, CA 90401
                                 (310) 917-6600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                               September 7, 2001
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the
following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                    ------------------------
CUSIP NO. 4841731098              SCHEDULE 13D             PAGE 2 OF 10 PAGES
--------------------                                    ------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
         Strome Investment Management, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         #95-4450882

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  1,040,467
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 1,040,467

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,040,467

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.6%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           PN, IA

--------------------------------------------------------------------------------

--------------------                                    ------------------------
CUSIP NO. 4841731098              SCHEDULE 13D             PAGE 3 OF 10 PAGES
--------------------                                    ------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
         SSCO, Inc.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         95-4450883

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  1,040,467
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 1,040,467

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,040,467

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.6%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           CO, HC

--------------------------------------------------------------------------------

--------------------                                    ------------------------
CUSIP NO. 4841731098              SCHEDULE 13D             PAGE 4 OF 10 PAGES
--------------------                                    ------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
         Mark E. Strome
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  1,040,467
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 1,040,467

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,040,467

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.6%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IN, HC

--------------------------------------------------------------------------------

--------------------                                    ------------------------
CUSIP NO. 4841731098              SCHEDULE 13D             PAGE 5 OF 10 PAGES
--------------------                                    ------------------------



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
         Strome Hedgecap Fund, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         95-4385662

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  750,000
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 750,000

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           750,000

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.9%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           PN

--------------------------------------------------------------------------------

--------------------                                    ------------------------
CUSIP NO. 4841731098               SCHEDULE 13D            PAGE 6 OF 10 PAGES
--------------------                                    ------------------------
                                 AMENDMENT NO. 1



INTRODUCTION

This Amendment No. 1 relates to the Schedule 13D originally filed jointly on July 30, 2001, on behalf of the following persons (collectively, the "Reporting Persons"): (i) Strome Hedgecap Fund, L.P., a Delaware limited partnership ("SHCF"); (ii) Strome Investment Management, L.P. ("SIM"), a registered investment adviser and general partner and the sole investment adviser to SHCF;
(iii) SSCO, Inc. ("SSCO"), as sole general partner of SIM; and (iv) Mark E. Strome ("Strome"), a settlor and trustee of The Mark E. Strome Living Trust, dated January 16, 1997, as the controlling shareholder of SSCO. The text of Items 4 and 7 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 4.     PURPOSE OF TRANSACTION.

      On September 7, 2001, the Reporting Persons delivered a letter to the board of directors of the Company, which is attached hereto as Exhibit E, which outlined the reasons why Mark E. Strome should be appointed to the board of directors of the Company as the new independent director.

      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment, including, among other things, acquiring additional securities of the Company, disposing of any securities of the Company owned by them, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a

--------------------                                    ------------------------
CUSIP NO. 4841731098              SCHEDULE 13D             PAGE 7 OF 10 PAGES
--------------------                                    ------------------------


      national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT A      Identification and Classification of Members of the Group

EXHIBIT B      Statement With Respect to Joint Filing of Schedule 13D

EXHIBIT C      Disclaimer of Beneficial Ownership

EXHIBIT D      Power of Attorney Forms for Schedule 13D and 13G and Forms 13F

EXHIBIT E      Letter dated September 7, 2001 from Strome Investment Management,
               L.P. to the Board of Directors of the Company.

--------------------                                    ------------------------
CUSIP NO. 4841731098              SCHEDULE 13D             PAGE 8 OF 10 PAGES
--------------------                                    ------------------------



SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2001


Strome Investment Management, L.P.
By: SSCO, Inc., general partner

By:  /s/ Jeffrey S. Lambert
   -------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer



SSCO, Inc.


By:  /s/ Jeffrey S. Lambert
   -------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer



Mark E. Strome

/s/ Jeffrey S. Lambert
-----------------------------



STROME HEDGECAP FUND, L.P.
By: Strome Investment Management, L.P., General Partner
      By its general partner, SSCO, Inc.


By:  /s/ Jeffrey S. Lambert
   -------------------------------
     Jeffrey S. Lambert
     Chief Operating Officer

--------------------                                    ------------------------
CUSIP NO. 4841731098              SCHEDULE 13D             PAGE 9 OF 10 PAGES
--------------------                                    ------------------------


                                                                       EXHIBIT E



               [Letterhead of Strome Investment Management, L.P.]



September 7, 2001

Board of Directors
Kaneb Services, LLC
2435 North Central Expressway
Richardson, Texas 75080

Dear Members of the KSL Board of Directors:

I am writing to you regarding the newly created seat on the board of directors of Kaneb Services LLC ("KSL"), which was described in the KSL Preliminary Information Statement dated June 13, 2001. The Information Statement detailed the contemplated spin-off of KSL from Kaneb Services Inc., which has since been renamed as Xanser Corp. ("Xanser"), and, in particular, discussed the intention of both KSL and Xanser to add an additional board seat for an independent director to deal with the conflicts of interest between the two companies after the spin-off. At that time I was the fourth or fifth largest shareholder of Xanser.

As you are well aware, the board of KSL after the spin-off consists of the same exact people as does the board of Xanser. This situation gives rise to inevitable conflicts of interest. Indeed, any transaction between KSL and Xanser is not likely to be perceived as an "arms-length" transaction, such as, for example, the revolving line of credit that KSL extended to Xanser after the spin-off. It is my understanding that the KSL/Xanser board is keenly aware of this glaring conflict of interest and should welcome an opportunity to add truly independent members to the boards of each company. As an owner of a substantial stake in KSL, I share your concerns about the perception of our company in the industry.

To that end, I attempted to contact the Chairman of the board of directors of Xanser, John Barnes, regarding the opportunity to fill the independent director seat on KSL board immediately after receiving the Information Statement. I never heard from Mr. Barnes - instead I was repeatedly contacted by Howard Wadsworth who was unable to offer me any assistance in this matter. After I had substantially increased my post-spin-off holding in KSL to approximately 9.8%, I was advised to contact Bill Ahn, who (according to my understanding) is the head of the KSL nominating committee, which, at the time, I took as a good faith response by KSL's management. Indeed, in mid July, Mr. Wadsworth indicated that he would contact Mr. Ahn on my behalf and would arrange for Mr. Ahn to contact me regarding the KSL board seat.

--------------------                                    ------------------------
CUSIP NO. 4841731098              SCHEDULE 13D             PAGE 10 OF 10 PAGES
--------------------                                    ------------------------

However, Mr. Ahn did not contact me, and, after waiting, frustrated, for over a month, I called Mr. Barnes on August 17 to inquire about the reason for the disrespectful treatment to which I was being subjected. Mr. Barnes was kind enough to provide me with Mr. Ahn's phone number and even promised to inform Mr. Ahn to expect my call. I tried to reach Mr. Ahn, and after I made no fewer than 8 phone calls over a period of two weeks Mr. Ahn (finally!) returned one of my numerous calls - to let me know that the KSL board position had been filled by an outsider. I have little doubt that this unnamed individual, who I am sure does not hold any units in KSL, was given the KSL board seat while I was being stonewalled.

As a result of my frustration with this outrageous treatment of one of the major owners of KSL, I have chosen to write directly to all of you, the KSL board members, and to remind you of your fiduciary duty to represent the KSL unit holders. In that spirit, I would like to appeal directly to you to reconsider my nomination and appoint me, your largest unit holder, to the KSL board of directors. I firmly believe that all unit holders would be well served by having greater alignment between unit holders and board representation, rather than be saddled with an outside director who has little or no stake in the company.

In contrast to the hand-picked outsider, I believe that, as an active investor in this industry for many years, I would bring a completely independent and informed point of view. I would also be in position to bring the perspective of the unit holders to the board, which would add an important dimension to the management of the company. Once again, as the owner of more KSL units than the entire combined board of KSL, I ask you to immediately reconsider me for the newly created independent director board seat.

As I consider this a most urgent matter, I would appreciate your response as soon as possible, so that I can better evaluate my options regarding this situation.

Sincerely,

/s/ Mark E. Strome

Mark E. Strome
President